================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 (RULE 13D-101)


                               (AMENDMENT NO. ___)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(A)

                             BARNEYS NEW YORK, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

COMMON STOCK, PAR VALUE $.01 PER SHARE                 06808T 107
--------------------------------------------------------------------------------
(Title of class of securities)                       (CUSIP number)

                           BAY HARBOUR MANAGEMENT L.C.
                  777 South Harbour Island Boulevard, Suite 270
                              Tampa, Florida 33602
                                 (813) 272-1992

                           BAY HARBOUR PARTNERS, LTD.
                                 c/o MeesPierson
                            Montague Sterling Center
                                 East Bay Street
                                 P.O. Box SS6238
                                 Nassau, Bahamas

                               STEVEN A. VAN DYKE
                              DOUGLAS P. TEITELBAUM
                          885 Third Avenue, 34th Floor
                            New York, New York 10022
                                 (212) 371-2211
--------------------------------------------------------------------------------
(Name, address and telephone number of person authorized to receive notices and communications)

                                 March 23, 2000
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                       (Continued on the following pages)
                              (Page 1 of 19 Pages)
================================================================================

NY2:\882784\10\$X5S10!.DOC\22345.0001

-----------------------------------------------------------              --------------------------------------------------------
CUSIP No. 06808T107                                             13D                                            Page 2 of 19
-----------------------------------------------------------              --------------------------------------------------------

----------------------    -------------------------------------------------------------------------------------------------------
          1               NAME OF REPORTING PERSON                                 BAY HARBOUR MANAGEMENT L.C.
                          S.S. OR I.R.S. IDENTIFICATION NO.
                          OF ABOVE PERSON
----------------------   -------------------------------------------------------------------------------------------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a) [ ]
                                                                                                               (b) [X]
----------------------    -------------------------------------------------------------------------------------------------------
          3               SEC USE ONLY
----------------------    -------------------------------------------------------------------------------------------------------
          4               SOURCE OF FUNDS:                                                                          OO
----------------------    -------------------------------------------------------------------------------------------------------
          5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                                                     [_]
----------------------    -------------------------------------------------------------------------------------------------------
          6               CITIZENSHIP OR PLACE OF ORGANIZATION:                                                Florida, USA
----------------------    -------------------------------------------------------------------------------------------------------

      NUMBER OF                  7                SOLE VOTING POWER:                                                    -0-
       SHARES             -------------------     -------------------------------------------------------------------------------

     BENEFICIALLY                8                SHARED VOTING POWER:                                            5,549,701
      OWNED BY            -------------------     -------------------------------------------------------------------------------

        EACH                     9                SOLE DISPOSITIVE POWER:                                               -0-
      REPORTING           -------------------     -------------------------------------------------------------------------------

     PERSON WITH                 10               SHARED DISPOSITIVE POWER:                                       5,549,701
----------------------    -------------------------------------------------------------------------------------------------------
         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
                                                                                                                  5,549,701
----------------------    -------------------------------------------------------------------------------------------------------
         12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                                                                        [_]
----------------------    -------------------------------------------------------------------------------------------------------
         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                         41.5%
----------------------    -------------------------------------------------------------------------------------------------------
         14               TYPE OF REPORTING PERSON:                                                                      IA
----------------------    -------------------------------------------------------------------------------------------------------

-----------------------------------------------------------              --------------------------------------------------------
CUSIP No. 06808T107                                             13D                                            Page 3 of 19
-----------------------------------------------------------              --------------------------------------------------------

----------------------    -------------------------------------------------------------------------------------------------------
          1               NAME OF REPORTING PERSON                                 TOWER INVESTMENT GROUP, INC.
                          S.S. OR I.R.S. IDENTIFICATION NO.
                          OF ABOVE PERSON
----------------------   -------------------------------------------------------------------------------------------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a) [ ]
                                                                                                               (b) [X]
----------------------    -------------------------------------------------------------------------------------------------------
          3               SEC USE ONLY
----------------------    -------------------------------------------------------------------------------------------------------
          4               SOURCE OF FUNDS:                                                                          OO
----------------------    -------------------------------------------------------------------------------------------------------
          5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                                                     [_]
----------------------    -------------------------------------------------------------------------------------------------------
          6               CITIZENSHIP OR PLACE OF ORGANIZATION:                                                Florida, USA
----------------------    -------------------------------------------------------------------------------------------------------

      NUMBER OF                  7                SOLE VOTING POWER:                                                    -0-
       SHARES             -------------------     -------------------------------------------------------------------------------

     BENEFICIALLY                8                SHARED VOTING POWER:                                            5,549,701
      OWNED BY            -------------------     -------------------------------------------------------------------------------

        EACH                     9                SOLE DISPOSITIVE POWER:                                               -0-
      REPORTING           -------------------     -------------------------------------------------------------------------------

     PERSON WITH                 10               SHARED DISPOSITIVE POWER:                                       5,549,701
----------------------    -------------------------------------------------------------------------------------------------------
         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
                                                                                                                  5,549,701
----------------------    -------------------------------------------------------------------------------------------------------
         12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                                                                        [_]
----------------------    -------------------------------------------------------------------------------------------------------
         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                         41.5%
----------------------    -------------------------------------------------------------------------------------------------------
         14               TYPE OF REPORTING PERSON:                                                                      HC
----------------------    -------------------------------------------------------------------------------------------------------

-----------------------------------------------------------              --------------------------------------------------------
CUSIP No. 06808T107                                             13D                                            Page 4 of 19
-----------------------------------------------------------              --------------------------------------------------------

----------------------    -------------------------------------------------------------------------------------------------------
          1               NAME OF REPORTING PERSON                                 STEVEN A. VAN DYKE
                          S.S. OR I.R.S. IDENTIFICATION NO.
                          OF ABOVE PERSON
----------------------   -------------------------------------------------------------------------------------------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a) [ ]
                                                                                                               (b) [X]
----------------------    -------------------------------------------------------------------------------------------------------
          3               SEC USE ONLY
----------------------    -------------------------------------------------------------------------------------------------------
          4               SOURCE OF FUNDS:                                                                          OO
----------------------    -------------------------------------------------------------------------------------------------------
          5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                                                     [_]
----------------------    -------------------------------------------------------------------------------------------------------
          6               CITIZENSHIP OR PLACE OF ORGANIZATION:                                               United States
----------------------    -------------------------------------------------------------------------------------------------------

      NUMBER OF                  7                SOLE VOTING POWER:                                                  5,000
       SHARES             -------------------     -------------------------------------------------------------------------------

     BENEFICIALLY                8                SHARED VOTING POWER:                                            5,549,701
      OWNED BY            -------------------     -------------------------------------------------------------------------------

        EACH                     9                SOLE DISPOSITIVE POWER:                                             5,000
      REPORTING           -------------------     -------------------------------------------------------------------------------

     PERSON WITH                 10               SHARED DISPOSITIVE POWER:                                       5,549,701
----------------------    -------------------------------------------------------------------------------------------------------
         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
                                                                                                                  5,554,701
----------------------    -------------------------------------------------------------------------------------------------------
         12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                                                                        [_]
----------------------    -------------------------------------------------------------------------------------------------------
         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                         41.6%
----------------------    -------------------------------------------------------------------------------------------------------
         14               TYPE OF REPORTING PERSON:                                                                      IN
----------------------    -------------------------------------------------------------------------------------------------------

-----------------------------------------------------------              --------------------------------------------------------
CUSIP No. 06808T107                                             13D                                            Page 5 of 19
-----------------------------------------------------------              --------------------------------------------------------

----------------------    -------------------------------------------------------------------------------------------------------
          1               NAME OF REPORTING PERSON                                 DOUGLAS P. TEITELBAUM
                          S.S. OR I.R.S. IDENTIFICATION NO.
                          OF ABOVE PERSON
----------------------   -------------------------------------------------------------------------------------------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a) [ ]
                                                                                                               (b) [X]
----------------------    -------------------------------------------------------------------------------------------------------
          3               SEC USE ONLY
----------------------    -------------------------------------------------------------------------------------------------------
          4               SOURCE OF FUNDS:                                                                          OO
----------------------    -------------------------------------------------------------------------------------------------------
          5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                                                     [_]
----------------------    -------------------------------------------------------------------------------------------------------
          6               CITIZENSHIP OR PLACE OF ORGANIZATION:                                               United States
----------------------    -------------------------------------------------------------------------------------------------------

      NUMBER OF                  7                SOLE VOTING POWER:                                                  5,000
       SHARES             -------------------     -------------------------------------------------------------------------------

     BENEFICIALLY                8                SHARED VOTING POWER:                                            5,549,701
      OWNED BY            -------------------     -------------------------------------------------------------------------------

        EACH                     9                SOLE DISPOSITIVE POWER:                                             5,000
      REPORTING           -------------------     -------------------------------------------------------------------------------

     PERSON WITH                 10               SHARED DISPOSITIVE POWER:                                       5,549,701
----------------------    -------------------------------------------------------------------------------------------------------
         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
                                                                                                                  5,554,701
----------------------    -------------------------------------------------------------------------------------------------------
         12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                                                                        [_]
----------------------    -------------------------------------------------------------------------------------------------------
         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                         41.6%
----------------------    -------------------------------------------------------------------------------------------------------
         14               TYPE OF REPORTING PERSON:                                                                      IN
----------------------    -------------------------------------------------------------------------------------------------------

-----------------------------------------------------------              --------------------------------------------------------
CUSIP No. 06808T107                                             13D                                            Page 6 of 19
-----------------------------------------------------------              --------------------------------------------------------

----------------------    -------------------------------------------------------------------------------------------------------
          1               NAME OF REPORTING PERSON                                 TROPHY HUNTERS, INC.
                          S.S. OR I.R.S. IDENTIFICATION NO.
                          OF ABOVE PERSON
----------------------   -------------------------------------------------------------------------------------------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a) [ ]
                                                                                                               (b) [X]
----------------------    -------------------------------------------------------------------------------------------------------
          3               SEC USE ONLY
----------------------    -------------------------------------------------------------------------------------------------------
          4               SOURCE OF FUNDS:                                                                          OO
----------------------    -------------------------------------------------------------------------------------------------------
          5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                                                     [_]
----------------------    -------------------------------------------------------------------------------------------------------
          6               CITIZENSHIP OR PLACE OF ORGANIZATION:                                                Florida, USA
----------------------    -------------------------------------------------------------------------------------------------------

      NUMBER OF                  7                SOLE VOTING POWER:                                                    -0-
       SHARES             -------------------     -------------------------------------------------------------------------------

     BENEFICIALLY                8                SHARED VOTING POWER:                                              162,011
      OWNED BY            -------------------     -------------------------------------------------------------------------------

        EACH                     9                SOLE DISPOSITIVE POWER:                                               -0-
      REPORTING           -------------------     -------------------------------------------------------------------------------

     PERSON WITH                 10               SHARED DISPOSITIVE POWER:                                         162,011
----------------------    -------------------------------------------------------------------------------------------------------
         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
                                                                                                                    162,011
----------------------    -------------------------------------------------------------------------------------------------------
         12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                                                                        [_]
----------------------    -------------------------------------------------------------------------------------------------------
         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                          1.2%
----------------------    -------------------------------------------------------------------------------------------------------
         14               TYPE OF REPORTING PERSON:                                                                      CO
----------------------    -------------------------------------------------------------------------------------------------------

-----------------------------------------------------------              --------------------------------------------------------
CUSIP No. 06808T107                                             13D                                            Page 7 of 19
-----------------------------------------------------------              --------------------------------------------------------

----------------------    -------------------------------------------------------------------------------------------------------
          1               NAME OF REPORTING PERSON                                 TROPHY HUNTERS INVESTMENTS, LTD.
                          S.S. OR I.R.S. IDENTIFICATION NO.
                          OF ABOVE PERSON
----------------------   -------------------------------------------------------------------------------------------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a) [ ]
                                                                                                               (b) [X]
----------------------    -------------------------------------------------------------------------------------------------------
          3               SEC USE ONLY
----------------------    -------------------------------------------------------------------------------------------------------
          4               SOURCE OF FUNDS:                                                                          OO
----------------------    -------------------------------------------------------------------------------------------------------
          5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                                                     [_]
----------------------    -------------------------------------------------------------------------------------------------------
          6               CITIZENSHIP OR PLACE OF ORGANIZATION:                                                Florida, USA
----------------------    -------------------------------------------------------------------------------------------------------

      NUMBER OF                  7                SOLE VOTING POWER:                                                    -0-
       SHARES             -------------------     -------------------------------------------------------------------------------

     BENEFICIALLY                8                SHARED VOTING POWER:                                              162,011
      OWNED BY            -------------------     -------------------------------------------------------------------------------

        EACH                     9                SOLE DISPOSITIVE POWER:                                               -0-
      REPORTING           -------------------     -------------------------------------------------------------------------------

     PERSON WITH                 10               SHARED DISPOSITIVE POWER:                                         162,011
----------------------    -------------------------------------------------------------------------------------------------------
         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
                                                                                                                    162,011
----------------------    -------------------------------------------------------------------------------------------------------
         12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                                                                        [_]
----------------------    -------------------------------------------------------------------------------------------------------
         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                          1.2%
----------------------    -------------------------------------------------------------------------------------------------------
         14               TYPE OF REPORTING PERSON:                                                                      PN
----------------------    -------------------------------------------------------------------------------------------------------

-----------------------------------------------------------              --------------------------------------------------------
CUSIP No. 06808T107                                             13D                                            Page 8 of 19
-----------------------------------------------------------              --------------------------------------------------------

----------------------    -------------------------------------------------------------------------------------------------------
          1               NAME OF REPORTING PERSON                                 BAY HARBOUR INVESTMENTS, INC.
                          S.S. OR I.R.S. IDENTIFICATION NO.
                          OF ABOVE PERSON
----------------------   -------------------------------------------------------------------------------------------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a) [ ]
                                                                                                               (b) [X]
----------------------    -------------------------------------------------------------------------------------------------------
          3               SEC USE ONLY
----------------------    -------------------------------------------------------------------------------------------------------
          4               SOURCE OF FUNDS:                                                                          OO
----------------------    -------------------------------------------------------------------------------------------------------
          5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                                                     [_]
----------------------    -------------------------------------------------------------------------------------------------------
          6               CITIZENSHIP OR PLACE OF ORGANIZATION:                                                Florida, USA
----------------------    -------------------------------------------------------------------------------------------------------

      NUMBER OF                  7                SOLE VOTING POWER:                                                    -0-
       SHARES             -------------------     -------------------------------------------------------------------------------

     BENEFICIALLY                8                SHARED VOTING POWER:                                                6,627
      OWNED BY            -------------------     -------------------------------------------------------------------------------

        EACH                     9                SOLE DISPOSITIVE POWER:                                               -0-
      REPORTING           -------------------     -------------------------------------------------------------------------------

     PERSON WITH                 10               SHARED DISPOSITIVE POWER:                                           6,627
----------------------    -------------------------------------------------------------------------------------------------------
         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
                                                                                                                      6,627
----------------------    -------------------------------------------------------------------------------------------------------
         12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                                                                        [_]
----------------------    -------------------------------------------------------------------------------------------------------
         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                          0.05%
----------------------    -------------------------------------------------------------------------------------------------------
         14               TYPE OF REPORTING PERSON:                                                                      CO
----------------------    -------------------------------------------------------------------------------------------------------

-----------------------------------------------------------              --------------------------------------------------------
CUSIP No. 06808T107                                             13D                                            Page 9 of 19
-----------------------------------------------------------              --------------------------------------------------------

----------------------    -------------------------------------------------------------------------------------------------------
          1               NAME OF REPORTING PERSON                                 BAY HARBOUR 98-1, LTD.
                          S.S. OR I.R.S. IDENTIFICATION NO.
                          OF ABOVE PERSON
----------------------   -------------------------------------------------------------------------------------------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a) [ ]
                                                                                                               (b) [X]
----------------------    -------------------------------------------------------------------------------------------------------
          3               SEC USE ONLY
----------------------    -------------------------------------------------------------------------------------------------------
          4               SOURCE OF FUNDS:                                                                          OO
----------------------    -------------------------------------------------------------------------------------------------------
          5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                                                     [_]
----------------------    -------------------------------------------------------------------------------------------------------
          6               CITIZENSHIP OR PLACE OF ORGANIZATION:                                                Florida, USA
----------------------    -------------------------------------------------------------------------------------------------------

      NUMBER OF                  7                SOLE VOTING POWER:                                                    -0-
       SHARES             -------------------     -------------------------------------------------------------------------------

     BENEFICIALLY                8                SHARED VOTING POWER:                                                6,627
      OWNED BY            -------------------     -------------------------------------------------------------------------------

        EACH                     9                SOLE DISPOSITIVE POWER:                                               -0-
      REPORTING           -------------------     -------------------------------------------------------------------------------

     PERSON WITH                 10               SHARED DISPOSITIVE POWER:                                           6,627
----------------------    -------------------------------------------------------------------------------------------------------
         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
                                                                                                                      6,627
----------------------    -------------------------------------------------------------------------------------------------------
         12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                                                                        [_]
----------------------    -------------------------------------------------------------------------------------------------------
         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                          0.05%
----------------------    -------------------------------------------------------------------------------------------------------
         14               TYPE OF REPORTING PERSON:                                                                      PN
----------------------    -------------------------------------------------------------------------------------------------------

-----------------------------------------------------------              --------------------------------------------------------
CUSIP No. 06808T107                                             13D                                            Page 10 of 19
-----------------------------------------------------------              --------------------------------------------------------

----------------------    -------------------------------------------------------------------------------------------------------
          1               NAME OF REPORTING PERSON                                 BHB LLC
                          S.S. OR I.R.S. IDENTIFICATION NO.
                          OF ABOVE PERSON
----------------------   -------------------------------------------------------------------------------------------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a) [ ]
                                                                                                               (b) [X]
----------------------    -------------------------------------------------------------------------------------------------------
          3               SEC USE ONLY
----------------------    -------------------------------------------------------------------------------------------------------
          4               SOURCE OF FUNDS:                                                                          OO
----------------------    -------------------------------------------------------------------------------------------------------
          5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                                                     [_]
----------------------    -------------------------------------------------------------------------------------------------------
          6               CITIZENSHIP OR PLACE OF ORGANIZATION:                                               Delaware, USA
----------------------    -------------------------------------------------------------------------------------------------------

      NUMBER OF                  7                SOLE VOTING POWER:                                                    -0-
       SHARES             -------------------     -------------------------------------------------------------------------------

     BENEFICIALLY                8                SHARED VOTING POWER:                                            4,853,888
      OWNED BY            -------------------     -------------------------------------------------------------------------------

        EACH                     9                SOLE DISPOSITIVE POWER:                                               -0-
      REPORTING           -------------------     -------------------------------------------------------------------------------

     PERSON WITH                 10               SHARED DISPOSITIVE POWER:                                       4,853,888
----------------------    -------------------------------------------------------------------------------------------------------
         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
                                                                                                                  4,853,888
----------------------    -------------------------------------------------------------------------------------------------------
         12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                                                                        [_]
----------------------    -------------------------------------------------------------------------------------------------------
         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                         36.5%
----------------------    -------------------------------------------------------------------------------------------------------
         14               TYPE OF REPORTING PERSON:                                                                      OO
----------------------    -------------------------------------------------------------------------------------------------------

-----------------------------------------------------------              --------------------------------------------------------
CUSIP No. 06808T107                                             13D                                            Page 11 of 19
-----------------------------------------------------------              --------------------------------------------------------

----------------------    -------------------------------------------------------------------------------------------------------
          1               NAME OF REPORTING PERSON                                 BAY HARBOUR PARTNERS, LTD.
                          S.S. OR I.R.S. IDENTIFICATION NO.
                          OF ABOVE PERSON
----------------------   -------------------------------------------------------------------------------------------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a) [ ]
                                                                                                               (b) [X]
----------------------    -------------------------------------------------------------------------------------------------------
          3               SEC USE ONLY
----------------------    -------------------------------------------------------------------------------------------------------
          4               SOURCE OF FUNDS:                                                                          OO
----------------------    -------------------------------------------------------------------------------------------------------
          5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                                                     [_]
----------------------    -------------------------------------------------------------------------------------------------------
          6               CITIZENSHIP OR PLACE OF ORGANIZATION:                                                     Bahamas
----------------------    -------------------------------------------------------------------------------------------------------

      NUMBER OF                  7                SOLE VOTING POWER:                                                    -0-
       SHARES             -------------------     -------------------------------------------------------------------------------

     BENEFICIALLY                8                SHARED VOTING POWER:                                               14,572
      OWNED BY            -------------------     -------------------------------------------------------------------------------

        EACH                     9                SOLE DISPOSITIVE POWER:                                               -0-
      REPORTING           -------------------     -------------------------------------------------------------------------------

     PERSON WITH                 10               SHARED DISPOSITIVE POWER:                                          14,572
----------------------    -------------------------------------------------------------------------------------------------------
         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
                                                                                                                     14,572
----------------------    -------------------------------------------------------------------------------------------------------
         12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                                                                        [_]
----------------------    -------------------------------------------------------------------------------------------------------
         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                          0.1%
----------------------    -------------------------------------------------------------------------------------------------------
         14               TYPE OF REPORTING PERSON:                                                                      CO
----------------------    -------------------------------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER

         The title and class of equity security to which this Statement on
Schedule 13D relates is the common stock, par value $0.01 per share ("Common Stock"), of Barneys New York, Inc., a Delaware corporation (the "Company"). The address of the Company's principal executive offices is 575 Fifth Avenue, New York, New York 10017.

ITEM 2.  IDENTITY AND BACKGROUND.

         This Statement is being filed by and on behalf of Bay Harbour Management L.C. ("Bay Harbour"), Tower Investment Group, Inc. ("Tower"), Steven
A. Van Dyke ("Mr. Van Dyke"), Douglas P. Teitelbaum ("Mr. Teitelbaum"), Trophy Hunters, Inc. ("Trophy"), Trophy Hunter Investments, Ltd. ("Trophy Investments"), Bay Harbour Investments, Inc. ("Bay Harbour Investments"), Bay Harbour 98-1, Ltd. ("Bay Harbour 98-1"), BHB LLC and Bay Harbour Partners, Ltd. ("Bay Harbour Partners"). The foregoing are referred to herein collectively as the "Reporting Persons."

         Bay Harbour Management L.C. Bay Harbour is a Florida limited company and a registered investment adviser under the Investment Advisers Act of 1940, as amended. The address of its principal place of business and office is 777 South Harbour Island Boulevard, Suite 270, Tampa, Florida 33602.

         Tower Investment Group, Inc. Tower, a Florida corporation, is the majority stockholder of Bay Harbour. The address of its principal place of business and office is c/o Bay Harbour.

         Steven A. Van Dyke. The business address of Mr. Van Dyke is c/o Bay Harbour. Mr. Van Dyke is a principal of Bay Harbour. Mr. Van Dyke is a citizen of the United States of America.

         Douglas P. Teitelbaum. The business address of Mr. Teitelbaum is 885 Third Avenue, 34th Floor, New York, New York 10022. Mr. Teitelbaum is a principal of Bay Harbour and is a citizen of the United States of America. Each of Mr. Van Dyke and Mr. Teitelbaum is a shareholder, officer and director of Bay Harbour, Tower, Bay Harbour Investments and Trophy.

         Trophy Hunters, Inc. The principal business of Trophy, a Florida corporation, is serving as the general partner of Trophy Hunter Investments, Ltd. The address of its principal place of business and office is c/o Bay Harbour.

         Trophy Hunter Investments Ltd. Trophy Investments is a Florida limited partnership principally involved in the business of investing in securities. The address of its principal place of business and office is c/o Bay Harbour.

         Bay Harbour Investments, Inc. The principal business of Bay Harbour Investments, a Florida corporation, is serving as general partner of Bay Harbour 98-1. The address of its principal place of business and office is c/o Bay Harbour.

         Bay Harbour 98-1, Ltd. Bay Harbour 98-1 is a Florida limited partnership principally involved in the business of investing in securities. The address of its principal place of business and office is c/o Bay Harbour.

         BHB LLC is a limited liability company organized under the law of the State of Delaware. The address of its principal place of business and office is c/o Bay Harbour. Bay Harbour is the Manager of BHB LLC.

         Bay Harbour Partners, Ltd. is a Bahamian corporation principally involved in the business of investing in securities. The address of its principal place of business and office is c/o MeesPierson, Montague Sterling Centre, East Bay Street, P.O. Box SS6238, Nassau, Bahamas.

         During the last five years, none of the Reporting Persons nor, to the best of their knowledge, any of their officers and directors, has (i) been convicted in a criminal proceeding or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Shares of Common Stock were issued to Bay Harbour for its managed accounts (x) in exchange for approximately $73,603,827 in certain allowed general unsecured claims held by it against Barney's, Inc. ("Barneys") and certain of its affiliates, (y) pursuant to Bay Harbour's exercise of rights to subscribe for 3,380,474 shares of Common Stock at an exercise price of $29,342,514, and (z) pursuant to Bay Harbour's exercise of an option to purchase 288,061 shares of Common Stock at an exercise price of $2,500,369, all pursuant to Barneys' Second Amended Joint Plan of Reorganization, dated November 13, 1998, as supplemented and as confirmed on December 21, 1998 by the United States Bankruptcy Court for the Southern District of New York (the "Plan"). In addition, warrants (the "Warrants") to purchase 236,293 shares of Common Stock at an exercise price of $8.68 per share were issued to Bay Harbour pursuant to the Plan. The source of the funds used by Bay Harbour to purchase the securities (including shares and Warrants purchased in the open market) were investment accounts managed on a discretionary basis by Bay Harbour.

ITEM 4.  PURPOSE OF TRANSACTION.

         The Reporting Persons acquired the shares of Common Stock for investment purposes. The Reporting Persons may acquire additional securities of the Company or dispose of securities of the Company at any time and from time to time in the open market or otherwise.

         Bay Harbour and Whippoorwill Associates, Inc. ("Whippoorwill") are parties to a Stockholders Agreement, dated as of November 13, 1998 (the "Stockholders Agreement"), which sets forth their agreement with respect to certain matters relating to the shares of Common Stock held by them. Pursuant to the Stockholders Agreement, each of Bay Harbour and Whippoorwill have agreed to
(i) restrict the transferability of such shares prior to January 28, 2000, (ii) grant rights of first offer as well as tag along rights in the event of a transfer of shares, (iii) grant the other the right to participate in an acquisition of additional shares of Common Stock by either of them, and (iv) give the other a right of first refusal to purchase shares of Common Stock which either of them has requested the Company to register pursuant to the Registration Rights Agreement referred to in Item 6 below. In addition, Bay Harbour and Whippoorwill have agreed to take all actions necessary to elect the three designees of each, one designee of Isetan Company Ltd., the chief executive officer of the Company and three independent directors, to the Board of Directors of the Company. The Stockholders Agreement also generally prohibits each of Bay Harbour and Whippoorwill from voting the shares of Common Stock held by it in favor of amending the Company's Certificate of Incorporation or Bylaws or a sale of the Company without the consent of the other. The number of shares indicated as being beneficially owned by Bay Harbour does not include the shares of Common Stock held by Whippoorwill which are the subject of the Stockholders Agreement and with respect to which Bay Harbour disclaims beneficial ownership.

         Pursuant to a stockholders agreement dated as of February 1, 2000, Bay Harbour, Whippoorwill and Allen I. Questrom ("Mr. Questrom") have agreed to provide each other certain co-sale rights in connection with any sales of their Common Stock. Mr. Questrom also agreed to vote half of his shares as directed by Bay Harbour and half as directed by Whippoorwill. As of March 23, 2000, Mr. Questrom beneficially owned 804,458 shares, all pursuant to options.

         Although the foregoing represents the range of activities presently contemplated by the Reporting Persons with respect to the Company, it should be noted that the possible activities of the Reporting Persons are subject to change at any time. Except as set forth above, none of the Reporting Persons has any present plans or proposals which relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

           (a) The responses of the Reporting Persons to Rows (11) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference. As of March 23, 2000, the Reporting Persons beneficially owned the number of shares of the Common Stock listed below, representing approximately the percentage of the outstanding shares of Common Stock set forth opposite such number (the outstanding shares of Common Stock, 13,076,144, being based on the number of shares outstanding as of the close of business on January 29, 2000):


Name                                  Number of Shares        Percent of Class
----                                  ----------------        ----------------

Bay Harbour Management L.C.               5,549,701 (1)             41.5%
Tower Investment Group, Inc.              5,549,701 (1)             41.5%
Steven A. Van Dyke                        5,554,701 (1)             41.6%
Douglas P. Teitelbaum                     5,554,701 (1)             41.6%
Trophy Hunters, Inc.                     162,011 (2)(3)              1.2%
Trophy Hunter Investments, Ltd.          162,011 (2)(3)              1.2%
Bay Harbour Investment, Inc.               6,627 (2)(4)             0.05%
Bay Harbour 98-1, Ltd.                      6,627(2)(4)             0.05%
BHB LLC                                   4,853,888 (5)             36.5%
Bay Harbour Partners, Ltd.                14,572 (2)(6)             0.11%

---------------------

(1) Includes 286,549 shares of Common Stock issuable upon exercise of the Warrants and, as to each of Messrs. Van Dyke and Teitelbaum, 5,000 shares issuable upon the exercise of options.

(2) Does not include any shares beneficially owned by BHB LLC, in which they are members.

(3) Includes 32,743 shares of Common Stock issuable upon exercise of the Warrants.

(4) Includes 1,287 shares of Common Stock issuable upon exercise of the Warrants.

(5) Includes 228,262 shares of Common Stock issuable upon exercise of the Warrants.

(6) Includes 2,829 shares of Common Stock issuable upon exercise of the Warrants.

         For purposes of disclosing the number of shares beneficially owned by each of the Reporting Persons, (A) Mr. Van Dyke and Mr. Teitelbaum, as shareholders, officers and directors of Tower, may be deemed to beneficially own all shares of the Common Stock that are owned beneficially by Tower and (B) Tower, as the majority shareholder of Bay Harbour, may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) all shares of Common Stock that are beneficially owned by Bay Harbour. Each of Mr. Van Dyke and Mr. Teitelbaum disclaim beneficial ownership of such shares for all other purposes. The number of shares indicated as being beneficially owned by Bay Harbour includes 402,229 shares of Common Stock beneficially owned by Mr. Questrom pursuant to options which are the subject of a stockholders agreement dated as of February 1, 2000, pursuant to which Mr. Questrom agreed to vote such shares at the direction of Bay Harbour. Each of Messrs. Teitelbaum and Van Dyke beneficially own 5,000 shares of Common Stock upon exercise of options under the Company's Stock Option Plan for Non-Employee Directors.

         Bay Harbour Investments, as the general partner of Bay Harbour 98-1, may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) shares of Common Stock of which Bay Harbour 98-1. may be deemed to possess direct beneficial ownership. Each of Mr. Van Dyke and Mr. Teitelbaum, as shareholders, officers and directors of Bay Harbour Investments, Bay Harbour and Tower may be deemed to beneficially own shares of Common Stock which Bay Harbour 98-1 may be deemed to beneficially own. Each of Mr. Van Dyke and Mr. Teitelbaum disclaims beneficial ownership of such shares for all other purposes.

         Trophy, as the general partner of Trophy Investments, may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) shares of Common Stock of which Trophy Investments may be deemed to possess direct beneficial ownership. Each of Mr. Van Dyke and Mr. Teitelbaum, as shareholders, officers and directors of Trophy, Bay Harbour and Tower may be deemed to beneficially own shares of Common Stock which Trophy Investments may be deemed to beneficially own. Each of Mr. Van Dyke and Mr. Teitelbaum disclaims beneficial ownership of such shares for all other purposes.

         Bay Harbour, as the investment advisor of Bay Harbour Partners, may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) shares of Common Stock of which Bay Harbour Partners may be deemed to possess direct beneficial ownership. Each of Mr. Van Dyke and Mr. Teitelbaum, as shareholders, officers and directors of Bay Harbour and Tower may be deemed to beneficially own shares of Common Stock which Bay Harbour Partners may be deemed to beneficially own. Each of Mr. Van Dyke and Mr. Teitelbaum disclaims beneficial ownership of such shares for all other purposes.

         Except as disclosed in this Item 5(a), none of the Reporting Persons, nor, to the best of their knowledge, any of their executive officers and directors, beneficially owns any securities of the Company or presently has a right to acquire any securities of the Company.

           (b) The responses of the Reporting Persons to (i) Rows (7) through
(10) of the cover pages of this statement on Schedule 13D and (ii) Item 5(a) hereof are incorporated herein by reference.

           (c) Except for the transaction described in Item 4 hereof, none of the Reporting Persons has effected any transactions in the Common Stock of the Company during the past 60 days.

           (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock, except the dividends from, or proceeds from the sale of shares of Common Stock in each respective account managed by Bay Harbour and the investment partnerships for which Bay Harbour acts as an investment advisor, will be delivered into each such respective account or to such investment partnership, as the case may be. Other than as described in Item 5 hereof, no such individual account, investment partnership or limited partner thereof has an interest in shares of Common Stock reported in this Schedule 13D representing more than five percent of the Common Stock outstanding.

           (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Bay Harbour, Whippoorwill and the Company are parties to a Registration Rights Agreement dated as of January 28, 1999 (the "Registration Rights Agreement"). Pursuant to the Registration Rights Agreement, each of Bay Harbour and Whippoorwill may make a written request of the Company for registration with the Securities and Exchange Commission under and in accordance with the provisions of the Securities Act of 1933, as amended (the "Securities Act"), of all or part of their registrable securities, which include the Common Stock (a "Demand Registration"). Each of Bay Harbour and Whippoorwill shall be entitled to two (2) Demand Registrations and unlimited piggyback and short form registrations.

         In addition, the response to Item 4 hereof is incorporated herein by reference.

         Except as described above, there are no contracts, arrangements, understandings or relationships with respect to any securities of the Company
(a) among the Reporting Persons and, to the best of their knowledge, any of the other persons identified pursuant to Item 2 above and (b) between (i) the Reporting Persons and, to the best of their knowledge, any of the persons identified pursuant to Item 2 above and (ii) any other person, other than the agreements filed hereof as Exhibits 1 and 2.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT 1 Stockholders Agreement, dated as of February 1, 2000, among Bay Harbour Management L.C., Whippoorwill Associates, Inc. and Allen Questrom.

EXHIBIT 2 Restated Stockholders Agreement, effective as of November 13, 1998, between Bay Harbour Management L.C. and Whippoorwill Associates, Inc.

EXHIBIT 3 Registration Rights Agreement, dated as of January 28, 1999, by and among Barneys New York, Inc. and the Holders party thereto.

EXHIBIT 4      Amended No. 1 to Registration Rights Agreement, dated February
               1, 2000.

EXHIBIT 5 Joint Filing Agreement, dated March 27, 2000, by and among Bay Harbour Management L.C., Tower Investment Group, Inc., Steven A. Van Dyke, Douglas P. Teitelbaum, Bay Harbour 98-1, Ltd., Trophy Hunter Investments, Ltd., Bay Harbour Investments, Ltd., Trophy Hunters, Inc., BHB LLC and Bay Harbour Partners, Ltd.

                                   SIGNATURES

               After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated as of:  March 27, 2000          TOWER INVESTMENT GROUP, INC.



                                      By:   /s/ Steven A. Van Dyke
                                         ---------------------------------
                                            Name: Steven A. Van Dyke
                                            Title: President



                                      BAY HARBOUR MANAGEMENT L.C.


                                      By:   /s/ Steven A. Van Dyke
                                         ---------------------------------
                                            Name: Steven A. Van Dyke
                                            Title: President



                                                 /s/ Steven A. Van Dyke
                                                 ----------------------
                                                 STEVEN A. VAN DYKE



                                                 /s/ Douglas P. Teitelbaum
                                                 -------------------------
                                                 DOUGLAS P. TEITELBAUM



                                      TROPHY HUNTER INVESTMENTS, LTD.


                                      By:   /s/ Steven A. Van Dyke
                                         ---------------------------------
                                            Name: Steven A. Van Dyke
                                            Title: Authorized Signatory



                                      BAY HARBOUR INVESTMENTS, INC.


                                      By:   /s/ Steven A. Van Dyke
                                         ---------------------------------
                                            Name: Steven A. Van Dyke
                                            Title: Authorized Signatory

                                      BAY HARBOUR 98-1, LTD.



                                      By:   /s/ Steven A. Van Dyke
                                         ---------------------------------
                                            Name: Steven A. Van Dyke
                                            Title: Authorized Signatory



                                      TROPHY HUNTERS, INC.


                                      By:   /s/ Steven A. Van Dyke
                                         ---------------------------------
                                            Name: Steven A. Van Dyke
                                            Title: Authorized Signatory



                                      BAY HARBOUR PARTNERS, LTD.


                                      By:   /s/ Steven A. Van Dyke
                                         ---------------------------------
                                            Name: Steven A. Van Dyke
                                            Title: Authorized Signatory



                                      BHB LLC


                                      By:   /s/ Steven A. Van Dyke
                                         ---------------------------------
                                            Name: Steven A. Van Dyke
                                            Title: Authorized Signatory

                                 EXHIBIT INDEX
                                 -------------

EXHIBIT NO.         DESCRIPTION
-----------         -----------

EXHIBIT 1 Stockholders Agreement, dated as of February 1, 2000, among Bay Harbour Management L.C., Whippoorwill Associates, Inc. and Allen Questrom.

EXHIBIT 2 Restated Stockholders Agreement, effective as of November 13, 1998, between Bay Harbour Management L.C. and Whippoorwill Associates, Inc.

EXHIBIT 3 Registration Rights Agreement, dated as of January 28, 1999, by and among Barneys New York, Inc. and the Holders party thereto.

EXHIBIT 4      Amended No. 1 to Registration Rights Agreement, dated February
               1, 2000.

EXHIBIT 5 Joint Filing Agreement, dated March 27, 2000, by and among Bay Harbour Management L.C., Tower Investment Group, Inc., Steven A. Van Dyke, Douglas P. Teitelbaum, Bay Harbour 98-1, Ltd., Trophy Hunter Investments, Ltd., Bay Harbour Investments, Ltd., Trophy Hunters, Inc., BHB LLC and Bay Harbour Partners, Ltd.